Exhibit 3

                           FRISCO BAY INDUSTRIES LTD.

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

The undersigned shareholder of FRISCO BAY INDUSTRIES LTD. (the "Corporation") hereby appoints Barry E. Katsof, or failing him, Ronald G. Waxman, or failing him, Heather Halickman, or (see instructions) .................................
with full power of substitution, his true and lawful attorneys, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Corporation standing in the name of the undersigned, at the Annual and Special Meeting of Shareholders, to be held on the 26th day of July, 2002 at the offices of the Corporation, 160 Graveline Street, St. Laurent, Quebec, H4T 1R7, commencing at 9:00 A.M. (local time) or at any adjournment, postponement or rescheduling thereof, upon the following matters:

                 (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE.)

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                         PLEASE DATE, SIGN AND MAIL YOUR
                      PROXY CARD BACK AS SOON AS POSSIBLE!

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           FRISCO BAY INDUSTRIES LTD.

                                  JULY 26, 2002

|X|   PLEASE MARK YOUR
      VOTES AS IN THIS
      EXAMPLE.

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                                     WITHHOLD
                                    AUTHORITY
                    FOR the      to vote for the
                   nominees          nominees                                                                              WITHHOLD
                listed at right  listed at right                                                                     FOR  AUTHORITY
(a) ELECTION OF       |_|              |_|         NOMINEES: Brahm M. Gelfand   (b) APPOINTMENT OF RICHTER, USHER &  |_|     |_|
    DIRECTORS:                                               Barry E. Katsof        VINEBERG AS THE AUDITORS OF THE
                                                             James G. Spencer       CORPORATION:

                                                                                (c) AMENDMENT OF THE CORPORATION'S   FOR   AGAINST
                                                                                    STOCK INCENTIVE PLAN IN ORDER    |_|     |_|
                                                                                    TO INCREASE THE NUMBER OF SHARES
                                                                                    OF COMMON STOCK WHICH MAY BE
                                                                                    ISSUED PURSUANT TO AWARDS GRANTED
                                                                                    THEREUNDER TO 900,000 SHARES:

                                                                                (d) In his or her discretion with respect to
                                                                                    amendments or variations to matters identified
                                                                                    above or upon such other matters as may
                                                                                    properly come before the meeting; hereby
                                                                                    revoking any proxy previously given.

                                                                                INSTRUCTIONS:

                                                                                I.  This Form of Proxy must be signed by the
                                                                                    shareholder or by the shareholder's attorney
                                                                                    duly authorized in writing. If the shareholder
                                                                                    appointing a proxy is a corporation, the proxy
                                                                                    must be executed by its officer or attorneys
                                                                                    duly authorized.

                                                                                II. Every shareholder has the right to appoint a
                                                                                    person (who need not be a shareholder) other
                                                                                    than the persons designated in this Form of
                                                                                    Proxy to attend, vote and act for and on behalf
                                                                                    of such shareholder at the meeting. To exercise
                                                                                    this right, a shareholder may strike out the
                                                                                    names of the persons designated and insert the
                                                                                    name of the shareholder's nominee in the blank
                                                                                    space provided or may use another appropriate
                                                                                    form of proxy.

                                                                                III.Shares represented by any properly executed
                                                                                    proxy received by management will be voted or
                                                                                    withheld from voting by the persons designated
                                                                                    in accordance with the instructions of the
                                                                                    shareholder appointing them. If no choice is
                                                                                    specified with respect to the matters
                                                                                    identified above, the shares represented by
                                                                                    proxies in this form which designate
                                                                                    management's nominees will be voted FOR such
                                                                                    matters. This form of proxy confers
                                                                                    discretionary authority upon the person whom it
                                                                                    appoints in respect of variations or amendments
                                                                                    or additions to the matters identified in the
                                                                                    Notice of Meeting and any other matter that may
                                                                                    properly come before the meeting or any
                                                                                    adjournment thereof.

                                                                                IV. Completed proxies must be delivered to the
                                                                                    transfer agent of the Corporation, American
                                                                                    Stock Transfer & Trust Company, or the
                                                                                    Secretary of the Corporation at least 48 hours
                                                                                    (excluding Saturdays, Sundays and holidays)
                                                                                    before the time for holding the meeting or any
                                                                                    adjournment thereof.


_______________________________________________ Dated: ________________, 2002   V.  If this proxy is not dated in the space
Signature of Owner                                                                  provided, it will be deemed to bear the date on
_______________________________________________ Dated: ________________, 2002       which it is mailed by management of the
Additional Signature of Joint Owner (if any)                                        Corporation.
IMPORTANT: Please date and sign Proxy exactly as your name appears hereon. If
shares are held jointly, the signature should include both names. Executors,    VI. This proxy is to be read in conjunction with
administrators, trustees, guardians and others signing in a representative          the Management Proxy Circular and Notice of
capacity should indicate the capacity in which they sign and their titles.          Meeting dated June 25, 2002.
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